SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-10726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR Incorporated Supplemental Executive Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801-7530

REQUIRED INFORMATION

Page
A. Financial Statements

Financial Statements and Supplemental Schedule dated as of December 31, 2006 and 2005 (with Report of Independent Registered Public Accounting Firm thereon)	2-5

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

C-COR INCORPORATED

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

&

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

C-COR Incorporated Supplemental Executive Retirement Plan

and Board of Directors of C-COR Incorporated:

We have audited the accompanying statement of net assets available for benefits of C-COR Incorporated Supplemental Executive Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Parente Randolph LLP

Wilkes-Barre, Pennsylvania

June 22, 2007

C-COR INCORPORATED

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Assets:
Investments, at quoted fair value
Mutual funds	$1,670,537	$1,455,947
C-COR Incorporated common stock	557,119	243,530

	2,227,656	1,699,477

Investment, at contract value, which approximates fair value (see Note 2)	111,689	169,429

Total investments	2,339,345	1,868,906

Receivables:
Employer contribution	—	8,755
Employee contribution	—	6,875

Total assets	2,339,345	1,884,536

Liabilities:	—	—

Net assets available for benefits:	$2,339,345	$1,884,536

See accompanying notes to financial statements

C-COR INCORPORATED

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions to net assets attributed to:
Investment income (loss):
Interest income	$78,334	$55,056
Net appreciation (depreciation) in fair value of investments	427,809	(162,527)

Total	506,143	(107,471)

Contributions:
Employer contributions	188,663	61,878
Employee contributions	74,031	137,879

Total	262,694	199,757

Total additions	768,837	92,286

Deductions from net assets attributed to:
Benefits paid to participants	314,021	16,901
Administrative expenses	7	26

Total deductions	314,028	16,927

Net increase	454,809	75,359

Net assets available for benefits:
Beginning of year	1,884,536	1,809,177

End of year	$2,339,345	$1,884,536

See accompanying notes to financial statements

C-COR INCORPORATED

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the C-COR Incorporated Supplemental Executive Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL

The Plan is intended to provide the accumulation of supplemental funds for retirement on a tax-deferred basis for a select group of management employees or highly compensated employees. The Plan was established May 1, 1996, and was amended and restated effective January 1, 2003. Participation in the Plan is limited to eligible employees of C-COR Incorporated (the “Company”) who have completed 30 consecutive days of employment and who are designated by the Committee appointed by the Board of Directors (the “Committee”) to administer the Plan or the officer(s) of the Company authorized to act on the Committee’s behalf.

Assets of the Plan are subject to the claims of the general creditors of the Company in the event of bankruptcy or insolvency. Plan participants have no direct or secured claim in any asset of the Plan and have the status of general unsecured creditors of the Company with respect to any amounts due under the Plan.

CONTRIBUTIONS

EMPLOYEE PRE-TAX CONTRIBUTIONS

Participants may direct the Company to reduce their base salary by up to 30% (in whole percentages). In addition, participants may contribute up to 100% of their incentive plan compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 9 mutual funds, Company common stock and an insurance company investment contract as investment options for participants.

EMPLOYER MATCHING CONTRIBUTIONS

The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by the Company’s Compensation Committee of the Board of Directors. In 2006 and 2005, the employer match was equal to one dollar for each dollar contributed up to 6% of eligible compensation. Participants are eligible to contribute to both the C-COR Incorporated Retirement Savings and Profit Sharing Plan and the Plan. The employer match may not exceed a total of six percent between the two plans, with the match going first to the C-COR Incorporated Retirement Savings and Profit Sharing Plan.

EMPLOYER DISCRETIONARY CONTRIBUTIONS

Subject to the approval by the Company’s Compensation Committee of the Board of Directors, the Company may contribute a discretionary amount to the Plan. In October 2005, the Plan was amended to state the Company will pay discretionary contributions to each eligible participant equal to 8% of the participant’s base and bonus compensation that is paid each pay period.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution, the employer matching contribution and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Employer matching contributions are vested at 100% starting January 1, 2003, based on approval by the Compensation Committee of the Board of Directors. The Compensation Committee of the Board of Directors will review and make a determination of the employer matching contributions on an annual basis. For years prior to 2003, employees become vested in the employer’s contribution portion of their account according to the following schedule:

YEARS OF CREDITED SERVICE	PERCENT VESTED
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Employer discretionary contributions are based on cliff vesting attained at five years of service.

PAYMENT OF BENEFITS

Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Effective January 1, 2003, In-Service distributions were allowed in the Plan as well as Unscheduled Deferral distributions. Beginning January 1, 2006, the Unscheduled Deferral distributions are no longer allowed in the Plan for amounts deferred and/or first vested in 2005 and later years, in accordance with Section 409A of the IRC. The Plan will, however, preserve the unscheduled distribution feature with respect to that portion of the participant’s account consisting of pre-2005 deferrals and vested contributions, and the earnings thereon. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan. Payment of benefits shall be in the form of a lump-sum payment or in annual installments over a period not extending beyond the shorter of ten years or a participant’s life expectancy or the joint and last survivor expectancy of the participant and his/her beneficiary. Payment shall be determined each year based upon the amount of the participant’s accrued benefit as of the prior December and the remaining number of payment periods.

ADMINISTRATIVE COSTS

Certain administrative expenses of the Plan were paid by the Company in 2006 and 2005.

FORFEITED ACCOUNTS

Nonvested employer matching contributions that are forfeited are used to offset the amount of employer matching contributions to the Plan. Employer matching contributions were reduced by $16,365 from forfeited nonvested accounts in 2006. There were no forfeitures used during 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. The Plan’s mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. C-COR Incorporated common stock is stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. The guaranteed investment contract, a declared rate fund, is valued at contract value, which approximates fair value. The average yield of the guaranteed income contract was 3.35% in 2006 and 2005. The crediting interest rate as of December 31, 2006 and 2005 was 3.35%. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents investments at December 31, 2006 and 2005. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2006		2005
Investments at quoted fair value:
Mutual funds:
Oppenheimer Global (Class A)	$538,036		$464,547
Dryden S&P 500 Index	340,631		267,411
Artisan Mid Cap	109,081	*	143,829
Fidelity Advisors Equity Income	131,472		182,044
Janus Balanced	197,093		177,211
Alliance Bernstein Balanced	184,393		22,904	*
Other	169,831		198,001

Total mutual funds	1,670,537		1,455,947

C-COR Incorporated common stock	557,119		243,530

Investment at contract value, which approximates fair value
Guaranteed Income Contract	111,689	*	169,429

Total investments	$2,339,345		$1,868,906

*	Denotes less than 5% of Plan assets for the respective plan year.

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Investments at quoted fair value:
Mutual funds	$113,537	$61,261
C-COR Incorporated common stock	314,272	(223,788)

Net appreciation (depreciation) in fair value	$427,809	$(162,527)

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. No termination of this Plan shall alter the right of the participant (or his/her beneficiary) to payments of benefits previously credited to such participant’s contribution accounts under the Plan.

5.	TAX STATUS

The Plan is a nonqualified deferred compensation plan which is exempt from most provisions of ERISA, as participation is limited to certain highly compensated members of management and employees who are selected for participation in the Plan. The Plan is not subject to any provisions of and is not qualified under Section 401(a) of the IRC.

6.	RELATED-PARTY TRANSACTIONS

Plan investments include a general account administered by Prudential. Prudential is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR Incorporated Supplemental Executive Retirement Plan

C-COR Incorporated
Plan Administrator

DATE: June 28, 2007	By:	/s/ William T. Hanelly
William T. Hanelly
Chief Financial Officer, Treasurer and Secretary